UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of May, 2004


                          VOCALTEC COMMUNICATIONS LTD.
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                 (Translation of registrant's name into English)


                    2 Maskit Street, Herzliya, 46733, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This report on Form 6-K and the information included herein is hereby incorporated by reference into the registrant's registration statement on Form F-3, SEC file number 333-114260, and the prospectus included in such registration statement, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Hugo Goldman
                                        --------------------------------------
                                        By:    Hugo Goldman
                                        Title: Chief Financial Officer



Dated:  May 6, 2004

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DESCRIPTION                                                              EXHIBIT
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 A.         Press Release, dated May 6, 2004, entitled "Hanoi Telecom       99.1
            Interconnects to T-Systems' Global Voice Network Via VoIP."

 B.         Press Release, dated April 29, 2004, entitled "VocalTec         99.2
            Announces First Quarter 2004 Results."
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